Exhibit 99.1

BiondVax Announces First Quarter 2022 Financial Results and Provides Business Update

Jerusalem, Israel – June 1, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceuticals company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, today published its first quarter financial results for the quarter ended March 31, 2022 and provided a business update.

Business Update

●	Development of the NanoAb program is proceeding according to plan:

○	Demonstrated successful technology transfer from the Max Planck Institute for Multidisciplinary Sciences (MPG) to BiondVax’s manufacturing facility in Jerusalem. Testing showed that BiondVax was able to successfully manufacture its first exclusively licensed NanoAb for the treatment of COVID-19 and demonstrated strong neutralization of live COVID-19 virus in-vitro at levels similar to those demonstrated by NanoAbs originally produced at MPG.

○	The NanoAbs produced at BiondVax's facility demonstrated similarly strong COVID-19 in-vitro neutralization capacity after being sprayed through a medical device inhaler that is expected to be used in the first in-human clinical trials planned for 2023.

○	A new NanoAb targeting Omicron that was generated at MPG was recently shown to successfully neutralize the Omicron variant of COVID-19 in-vitro. This NanoAb is expected to be manufactured and used in BiondVax’s first in-human clinical trials.

●	Our team of 26 full-time employees includes 12 new employees who joined BiondVax in 2022 to support all aspects of BiondVax’s NanoAb program, including quality assurance, quality control, R&D, manufacturing, preclinical and clinical trials.

●	In April and May, BiondVax hosted two investor webinars and presented in person at the Biomed Israel and HC Wainwright Global Investment conferences.

First Quarter 2022 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.176 (NIS/$US), the rate as of the close of business on March 31, 2022.

●	Total operating expenses for the three months ended March 31, 2022 were NIS 8.3 million ($2.6 million) compared to NIS 6.8 million for the three months ended March 31, 2021.

●	R&D expenses for the three months ended March 31, 2022 were NIS 3.65 million ($1.1 million) compared to NIS 2.8 million for the three months ended March 31, 2021. This increase was primarily due to activity related to the new NanoAb program.

●	Marketing, general and administrative expenses for the three months ended March 31, 2022 were NIS 4.6 million ($1.5 million) compared to NIS 4.0 million for the three months ended March 31, 2021.

As of March 31, 2022, BiondVax had cash and cash equivalents of NIS 48.9 million ($15.4 million) as compared to NIS 54.0 million as of December 31, 2021.

Unaudited first quarter financial results will be submitted to the Securities and Exchange Commission. A summary is included in the tables below.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. For more information, please visit www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the timing of future clinical trials, the therapeutic and commercial potential of NanoAbs and execution of a definitive amendment agreement with EIB. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

BALANCE SHEETS

In thousands, except share and per share data

							Convenience
							Translation
	December 31,		March 31,				March 31,
	2021		2021		2022		2022
	Audited		Unaudited				Unaudited
	N I S						U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	54,036		48,577		48,886		15,391
Other receivables	1,012		481		619		196

	55,048		49,058		49,505		15,587
LONG-TERM ASSETS:
Property, plant and equipment	38,519		39,252		39,745		12,514
Right-of-use assets	5,588		5,978		5,359		1,687
Other long-term assets	444		436		929		293

	44,551		45,666		46,033		14,494

	99,599		94,724		95,538		30,081
CURRENT LIABILITIES:
Trade payables	3,107		2,085		4,102		1,292
Operating lease liabilities	773		641		802		253
Loan from others	-		62,346		-
Other payables	3,327		1,640		3,598		1,133

	7,207		66,712		8,502		2,677
LONG-TERM LIABILITIES:
Operating lease liabilities	5,712		5,978		5,585		1,759
Loan from others	63,252		-		65,187		20,524
Other payables	-		1,135		-		-
Severance pay liability, net	95		95		95		30

	69,059		7,208		70,867		22,313
SHAREHOLDERS' EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 and 700,000,000 shares at March 31, 2022 December 31, 2021 and March 31, 2021, respectively; Issued and outstanding: 745,048,544 , 739,048,544 and 573,285,824 shares March 31, 2022, December 31, 2021 and March 312021, respectively	-*	)	-*	)	-*	)	-*	)
Share premium	388,104		353,783		390,356		122,908
Accumulated deficit	(364,771)		(332,979)		(374,187)		(117,817)

	23,333		20,804		16,169		5,091

	99,599		94,724		95,538		30,081

*)	Represents less than NIS\USD 1.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2021	2021	2022	2022
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	10,341	2,750	3,653	1,150
Marketing, general and administrative	24,528	4,005	4,633	1,459
Other income	(40)	-	-	-

Total operating expenses (income)	34,829	6,755	8,286	2,609
				-
Operating income (loss)	(34,829)	(6,755)	(8,286)	(2,609)

Financial income	5,716	1,182	1,212	382
Financial expense	(10,865)	(2,613)	(2,342)	(737)

Net loss and total comprehensive loss	(39,978)	(8,186)	(9,416)	(2,965)
Basic and Diluted net loss per share	(0.07)	(0.02)	(0.02)	(0.005)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	564,575,967	530,840,391	570,114,429	570,114,429

The notes in the Company's quarterly report are an integral part of the financial statements. The complete financial results are available in the Form 6-K to be filed with the Securities and Exchange Commission.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

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